Exhibit 99.1

Kamada Expands U.S. Leadership Team with Two Key Appointments

●	New Executives to Strengthen the Company’s U.S. Commercial Operations, Focused on Recently Acquired Portfolio of Four FDA-Approved Plasma-Derived Hyperimmune Products, and Planned Opening of New Plasma Collection Centers

REHOVOT, Israel – March 14, 2022 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced the appointments of two executives to its U.S. leadership team. The Company appointed Jon R. Knight as Vice President, U.S. Commercial Operations, with responsibility for U.S. commercial activities related to its innovative medicines, including the recently acquired portfolio of four U.S. Food and Drug Administration (FDA) approved plasma-derived hyperimmune commercial products. Kamada also appointed Jonathan Ward as Director, Facilities and Construction, with responsibility for expanding plasma collection capacity by opening additional collection centers in the U.S.

“We are happy to welcome Jon and Jonathan to Kamada at such an exciting time in our corporate evolution,” said Amir London, Kamada’s Chief Executive Officer. “Their appointments furthers our overall growth strategy and, specifically, to growing our U.S. footprint and commercial operations. Jon’s vast commercial leadership experience in the plasma derived industry will be instrumental to our initiatives aimed at growing the U.S. sales of the recently acquired portfolio of four FDA approved plasma-derived hyperimmune commercial products. Jonathan’s expertise in facilities management, most recently in the plasma collection industry, will be invaluable to the planned opening of additional plasma collection centers in the U.S.”

“Kamada has an opportunity to further penetrate the U.S. market with each of its FDA approved plasma-derived hyperimmune commercial products,” said Mr. Knight. “I look forward to leading our U.S. commercial initiatives with hospitals and physicians to drive further sales of the Company’s robust portfolio of innovative medicines. I have led and supported the launch of multiple successful pharmaceutical products throughout my career, and am excited to leverage this significant experience with Kamada.”

“I am pleased to be joining the world-class team at Kamada,” said Mr. Ward. “Our focus will be on significantly expanding the Company’s plasma collection capacity in the U.S., through the opening of new centers. This planned expansion will enhance Kamada’s IgG competitive position globally. I have served in various facility management roles throughout my career and am eager to utilize this expertise to further grow Kamada’s business.”

Mr. Knight has served in a variety of commercial leadership positions during a nearly 25-year career working in the life sciences industry, primarily focused on commercializing innovative specialty plasma-products. Most recently, Mr. Knight was responsible for trade relations at TherapeuticsMD, an innovative, leading women’s healthcare company, where he successfully launched three innovative products into the market. Mr. Knight’s professional background also includes leadership positions at Prometic Life Sciences, CIS by Deloitte, Cardinal Health, Cangene bioPharma, and Nabi bioPharmaceuticals. Mr. Knight received an MBA degree from Colorado State University and a B.A. degree in Biology from Colorado Mesa University.

Mr. Ward brings more than 25 years of experience in facilities and construction management to Kamada. Mr. Ward has previously worked with multiple Fortune 500 companies in various facility service or facility management roles. Most recently, Mr. Ward managed facility operations and maintenance for 54 plasma collection centers at Bio Products Laboratory (BPL), a leading manufacturer of plasma-derived protein therapies. Mr. Ward’s responsibilities included conducting new site selection as well overseeing construction and remodel projects. Mr. Ward is a Certified Facility Manager through the International Facility Management Association.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) our expectation regarding the opportunity to further penetrate the US market with the recently acquired product portfolio, (2) our expectation to grow our U.S. footprint and commercial operations as well as our initiatives aimed at growing the U.S. sales of the recently acquired product portfolio; and (3) our plans to expand our plasma collection capacity in the U.S and open additional plasma collection centers in the U.S. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of this new product portfolio, and leverage and expand its international distribution networks, Kamada’s ability to move manufacturing of Cytogam and other products in the acquired portfolio to its Israeli plant, delays in FDA approval, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com